Contact

www.linkedin.com/in/marc-dupre-6591a (LinkedIn)

Top Skills

Mergers & Acquisitions
Corporate Governance
Intellectual Property

Marc Dupre

Partner at Gunderson Dettmer
Boston, Massachusetts, United States

Summary

I practice corporate and securities law, with a focus on representing technology companies. I advise entrepreneurs, start-ups and public companies on financings, equity incentive plans, commercial transactions, employment matters, public offerings, SEC reporting, corporate governance and mergers and acquisitions. I also represent venture capital funds in investment transactions and portfolio company matters.

In addition to representing clients, I serve as head of my firm's Corporate Group.

Experience

Gunderson Dettmer

Partner
February 2000 - Present (25 years)
Boston

Advise entrepreneurs and technology companies on general corporate matters, private and public financings, securities laws compliance, commercial transactions and mergers and acquisitions. Also represent venture capital investors.

WilmerHale

Junior Partner
January 1994 - February 2000 (6 years 2 months)
Greater Boston Area

Focused on representation of technology and life sciences companies.

Education

Harvard Law School

JD · (1990 - 1993)

Bowdoin College

AB, Economics · (1986 - 1990)

The University of Chicago Booth School of Business

Business Fellow